August 12, 2025

United States Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Office of Life Sciences

RE: Comment Letter Dated July 30, 2025 (File No. 001-38418)

Dear Ladies and Gentlemen:

On behalf of Cocrystal Pharma, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 30, 2025, relating to the Company’s Form 10K for the fiscal year ended December 31, 2024 filed on March 31, 2025.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

1.	We note several statements throughout your filing that describe your product candidates as “first-in-class” and “best-in-class.” Given the early stage of development of your product candidates and the length and uncertainty of the drug approval process, it appears premature to describe your product candidates as potentially being “first-in-class” or “best-in-class.” Accordingly, please remove these statements from future filings.

We acknowledge that the Staff’s comments and will remove these statements from future filings.

2.	We note the inclusion of “Replication Inhibitors” and “Pan-viral Inhibitors” in your pipeline table. Given the early stage of development and limited disclosure related to these programs, please explain why they are sufficiently material to your business to warrant inclusion in your pipeline table. If they are material, please expand your disclosure in the “Business” section in future filings to provide a more fulsome discussion of these programs, including a description of development activities conducted. Alternatively, remove any programs that are not currently material from your pipeline table in future filings.

We acknowledge that the Staff’s comments and we will amend or remove these statements from future filings.

3.	In future filings, please revise your pipeline table to ensure the arrow in each row accurately reflects the current status of the respective program consistent with your disclosure in the rest of the filing. For example only, we note the following:

●	The arrow in the first row indicates that your Oral Pb2 Inhibitor CC-42344 program is nearing the end of Phase 2 clinical trials. However, your disclosure on page 5 indicates that the program is still in Phase 2a clinical trials and that you are considering the submission of a protocol amendment for the study.

We acknowledge that the Staff’s comments and we will revise in future findings.

4400 Biscayne Boulevard | Miami, Florida 33137 | USA | +1 | www.cocrystalpharma.com

●	The arrow in the second row indicates that your Inhaled PB2 Inhibitor CC-42344 program is at the end of preclinical studies. However, your disclosure on page 39 that “[p]reclinical development is progressing” suggests that you are still in the preclinical phase.

We acknowledge that the Staff’s comments and we will revise in future findings.

4.	In future filings, please revise your discussion of your patent portfolio to disclose for each material patent and patent application the specific product(s) to which such patents or applications relate, the type of patent protection, the expiration dates and applicable jurisdictions. To the extent material, please also clarify whether you or Merck will hold any future intellectual property related to your Influenza A/B program that was developed in your prior collaboration.

We acknowledge that the Staff’s comments and we will revise in future findings.

5.	In future filings, beginning with your Form 10-Q for the period ended June 30, 2025, please disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. For costs that are not tracked and disclosed by project, please provide other quantitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. pre- clinical and clinical and by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

We acknowledge that the Staff’s comments and we will revise in future findings, beginning with our Form 10-Q for the period ended June 30, 2025.

6.	In future filings, please revise to provide a table quantifying each significant component included in general and administrative expenses, such as employee compensation-related costs dedicated to general and administrative activities, legal fees, audit and tax fees, consultants and professional services, and general corporate expenses.

We acknowledge that the Staff’s comments and we will revise in future findings.

Please let us know if you have any additional comments or questions.

Sincerely,

/s/ James Martin
CFO / Co-CEO